COBHAM

RECEIVED

2008 MAY 30 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20996

23rd May 2008



08002920

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 13 May 2008.
2. Notice of allotment of shares or securities on Form 88(2) dated 13 May 2008.
3. Stock Exchange announcement dated 13 May 2008 relating to acquisition.
4. Stock Exchange announcement dated 22 May 2008 relating to director/PDMR shareholding.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Company Secretary

PROCESSED
JUN 02 2008
THOMSON REUTERS

5/30

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 13th May 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J Douglas	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 30th April 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £34,110.77) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 33,178 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 30th April 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

Closure Report dated 30th April 2008
Originator: Yorkshire Building Society

Maturity			Option	Share				Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870612965	161104	3	1.076	1.051	MRS	BEAN	DM	2000	2,152.00	19 JEX-BLAKE CLOSE	SOUTHAMPTON		SO16 5HU	DONNA M	CEL
004830087163	141102	5	0.769	0.744	MR	BEUSMANS	MW	4180	3,214.42	15 SUNNYBANK ROAD	WIMBORNE		BH21 2HP	MICHAEL WILLIAM	FRL
001226195061	061100	7	0.836	0.811	MR	OWEN	G	430	359.48	1067A CHRISTCHURCH ROAD	BOURNEMOUTH		BH7 6BE	GARY	FRA
008870051165	161104	3	1.076	1.051	MR	PARKINSON	RI	1760	1,893.76	8 DONNELLY ROAD	BOURNEMOUTH		BH6 5NW	RICHARD	FRA
008871109265	161104	3	1.076	1.051	MR	ROGERS	NJ	880	946.88	9 LOCKSLEY DRIVE	FERNDOWN		BH22 8JU	NICHOLAS	FRL
008879181965	161104	3	1.076	1.051	MISS	SANGER	KA	2640	2,840.64	1067A CHRISTCHURCH ROAD	BOURNEMOUTH		BH7 6BE	KIM ANDREA	FRA
008871132765	161104	3	1.076	1.051	MRS	TURKENTINE	T	3520	3,787.52	8 ICKNIELD CLOSE	CHEVELEY	NEWMARKET	CB8 9SU	TINA	EURO
Total maturity:								15410	£15,194.70						
Earlies:			Option	Share				Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005777010466	151105	5	1.24	1.215	MR	FENDLEY	MI	5538	6,867.12	27 HARRIER DRIVE	WIMBORNE		BH21 1XE	MICHAEL IVAN	FRL
005175562664	141103	5	0.939	0.914	MR	HONEYFIELD	DA	1050	985.95	22 FERNDALE ROAD	MARCHWOOD	SOUTHAMPTON	SO40 4XR	DAVID A	RACAL
005777226366	151105	5	1.24	1.215	MR	HONEYFIELD	DA	774	959.76	22 FERNDALE ROAD	MARCHWOOD	SOUTHAMPTON	SO40 4XR	DAVID A	RACAL
006634771067	061106	5	1.53	1.505	MR	HONEYFIELD	DA	476	728.28	22 FERNDALE ROAD	MARCHWOOD	SOUTHAMPTON	SO40 4XR	DAVID A	RACAL
008870619665	161104	5	1.076	1.051	MR	HONEYFIELD	DA	370	398.12	22 FERNDALE ROAD	MARCHWOOD	SOUTHAMPTON	SO40 4XR	DAVID A	RACAL
005175563464	141103	5	0.939	0.914	MISS	HOUSELANDEF	J	2660	2,497.74	7 NUTSEY AVENUE	TOTTON	SOUTHAMPTON	SO40 3NA	JACQUELINE	RACAL
005175570764	141103	5	0.939	0.914	MR	LUNDIE	RJ	1640	1,539.96	18 HOMER PARK	WEST COMMON	BLACKFIELD	SO45 1XN	ROBERT	RACAL
005175578264	141103	5	0.939	0.914	MRS	MOSS	PM	5260	4,939.14	3 TINTAGEL CLOSE	LORDSWOOD	SOUTHAMPTON	SO16 8HX	PATRICIA	RACAL
Total earlies:								17768	£18,916.07						
Grand totals:								33178	£34,110.77						

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2008 MAY 30 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	13	05	2008
To			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	33,178		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 33,178
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] E EVANS Date 14/5/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR WARREN TUCKER, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD,
WIMBORNE, DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

Closure Report dated 30th April 2008															
Originator: Yorkshire Building Society															
Maturity			Option	Share				Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870612965	161104	3	1.076	1.051	MRS	BEAN	DM	2000	2,152.00	19 JEX-BLAKE CLOSE	SOUTHAMPTON		SO16 5HU	DONNA M	CEL
004830087163	141102	5	0.769	0.744	MR	BEUSMANS	MW	4180	3,214.42	15 SUNNYBANK ROAD	WIMBORNE		BH21 2HP	MICHAEL WILLIAM	FRL
001226195061	061100	7	0.836	0.811	MR	OWEN	G	430	359.48	1067A CHRISTCHURCH ROAD	BOURNEMOUTH		BH7 6BE	GARY	FRA
008870051165	161104	3	1.076	1.051	MR	PARKINSON	RI	1760	1,893.76	8 DONNELLY ROAD	BOURNEMOUTH		BH6 5NW	RICHARD	FRA
008871109265	161104	3	1.076	1.051	MR	ROGERS	NJ	880	946.88	9 LOCKSLEY DRIVE	FERNDOWN		BH22 8JU	NICHOLAS	FRL
008879181965	161104	3	1.076	1.051	MISS	SANGER	KA	2640	2,840.64	1067A CHRISTCHURCH ROAD	BOURNEMOUTH		BH7 6BE	KIM ANDREA	FRA
008871132765	161104	3	1.076	1.051	MRS	TURKENTINE	T	3520	3,787.52	8 ICKNIELD CLOSE	CHEVELEY	NEWMARKET	CB8 9SU	TINA	EURO
Total maturity:								15410	£15,194.70						
Earlies:			Option	Share				Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005777010466	151105	5	1.24	1.215	MR	FENDLEY	MI	5538	6,867.12	27 HARRIER DRIVE	WIMBORNE		BH21 1XE	MICHAEL IVAN	FRL
005175562664	141103	5	0.939	0.914	MR	HONEYFIELD	DA	1050	985.95	22 FERNDALE ROAD	MARCHWOOD	SOUTHAMPTON	SO40 4XR	DAVID A	RACAL
005777226366	151105	5	1.24	1.215	MR	HONEYFIELD	DA	774	959.76	22 FERNDALE ROAD	MARCHWOOD	SOUTHAMPTON	SO40 4XR	DAVID A	RACAL
006634771067	061106	5	1.53	1.505	MR	HONEYFIELD	DA	476	728.28	22 FERNDALE ROAD	MARCHWOOD	SOUTHAMPTON	SO40 4XR	DAVID A	RACAL
008870619665	161104	5	1.076	1.051	MR	HONEYFIELD	DA	370	398.12	22 FERNDALE ROAD	MARCHWOOD	SOUTHAMPTON	SO40 4XR	DAVID A	RACAL
005175563464	141103	5	0.939	0.914	MISS	HOUSELANDEF	J	2660	2,497.74	7 NUTSEY AVENUE	TOTTON	SOUTHAMPTON	SO40 3NA	JACQUELINE	RACAL
005175570764	141103	5	0.939	0.914	MR	LUNDIE	RJ	1640	1,539.96	18 HOMER PARK	WEST COMMON	BLACKFIELD	SO45 1XN	ROBERT	RACAL
005175578264	141103	5	0.939	0.914	MRS	MOSS	PM	5260	4,939.14	3 TINTAGEL CLOSE	LORDSWOOD	SOUTHAMPTON	SO16 8HX	PATRICIA	RACAL
Total earlies:								17768	£18,916.07						
Grand totals:								33178	£34,110.77						

Regulatory Announcement

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Company	COBHAM PLC ORD 2.5P
TIDM	COB
Headline	Acquisition
Released	07:01 13-May-08
Number	2743U07

RNS Number : 2743U
Cobham PLC
13 May 2008

13 May 2008

COBHAM REACHES AGREEMENT TO PURCHASE M/A-COM, A GLOBAL LEADER IN RADIO FREQUENCY AND MICROWAVE, FOR US$425 MILLION

Transaction Highlights

- Cobham has agreed to purchase the Radio Frequency components and subsystems business of M/A-COM, one of the largest Original Equipment Manufacturers of microwave subsystems in the world, from Tyco Electronics for US$425 million in cash with an effective price of US$380 million after an allowable tax expense relating to goodwill amortisation. The transaction represents another significant step forward in Cobham's growth strategy;

- M/A-COM's aerospace & defence business, comprising just under 40% of revenue, is highly complementary to Cobham's existing Defence Electronic Systems business and will bring accelerated development of superior products with enhanced capabilities, together with additional subsystem capability and strong customer relationships. While the transaction will provide an immediate resolution for the long-term future for the aerospace & defence business, Cobham plans to

divest the commercial business as it is non-core to the Group's strategy. Accordingly, as far as the commercial business is concerned, it will be necessary for a divestment process to continue;

- Cobham estimates that the effective price for the aerospace & defence business represents a multiple of approximately 8x estimated 2008 EBITDA;

- It is expected that the aerospace & defence business will be earnings enhancing in 2008 and will cover its cost of capital in the second full year of ownership.

Summary

Cobham plc ('Cobham') is pleased to announce that it has reached agreement to purchase M/A-COM from Tyco Electronics for a cash consideration of US$425 million on a debt and cash free basis payable on completion, which will be satisfied from Cobham's existing cash and debt facilities. The goodwill arising on completion is an allowable tax expense with an estimated net present value of US$45 million (note 3), resulting in an effective price of US$380 million. It is anticipated that in 2008 the aerospace & defence ('A&D') business of M/A-COM will be just under 40% of its total revenue. Cobham intends to hold for resale the commercial business, which represents the balance, as it is non-core. Based on the encouraging level of interest believed to have been expressed during Tyco Electronics' auction, Cobham anticipates this can be divested expeditiously. The acquisition of M/A-COM is expected to complete in the second half of 2008 and is subject only to customary regulatory approval.

Information on the Aerospace & Defence Business

A&D is a leading designer and manufacturer of advanced radio frequency ('RF') and microwave subsystems and components and is the best-known and one of the largest Original Equipment Manufacturer's of microwave subsystems and components in the world. Its products include a broad range of aerospace and defence, space, Force Protection and Homeland Security solutions, which arecurrently used on platforms including F-35,Advanced Medium-Range Air-to-Air Missile (or 'AMRAAM'), Standard Missile, Maritime

Multi-role Aircraft (or 'MMA') and Integrated Defense Electronic Countermeasures (or 'IDECM'). A&D employs some 1,000 people based principally in California and Massachusetts, USA, including some 160 engineers.

Rationale and benefits of the acquisition

A key element of Cobham's strategy is growth through acquisition to reinforce existing strengths, key technologies and market positions. It aims to become a global Tier 2 subsystem supplier of integrated RF front ends for Radars and Electronic Warfare ('EW') systems. The acquisition of M/A-COM is a significant step forward in the execution of this strategic objective. A&D is highly complementary to the existing Cobham Defence Electronic Systems ('CDES') business, bringing additional microwave technical expertise, new subsystems, products and customer relationships. There are excellent opportunities to collaborate with the existing CDES businesses, particularly REMEC on business and product development, which will facilitate the development of superior products with enhanced capabilities in this highly specialised market. This is particularly the case for high-performance, miniaturized front ends for missiles, EW systems and radar systems.

Cobham intends to accelerate Internal Research and Development (Private Venture or 'PV') investment in the business to become one of the most complete aerospace & defence RF and microwave electronics design and manufacturer in the industry, providing the most technologically advanced components and subsystems on aircraft, missiles, Unmanned Aerial Vehicles, ships, ground vehicles and for the soldier. As a consequence, it is anticipated that A&D will grow in line with the rest of CDES after 2009. It will be operated under an existing Special Security Agreement with the US Department of Defense.

The CDES management team has a long-established track record of transitioning and integrating new acquisitions (see note 4). It is intended that the active microwave activity in San Jose, California and Lowell, Massachusetts will be managed along with REMEC and the microelectronics segment of Lansdale, and run as a single unit. The Signals Intelligence and antenna capabilities will be run with Cobham's Sensor and Antenna Systems business.

Disposal of the Commercial Business

The commercial activities of M/A-COM will be run outside of Cobham's operating divisions as non-core and will be held as an asset for resale. Given the encouraging level of interest believed to have been expressed during the auction by Tyco Electronics and some direct approaches received, Cobham anticipates that this business can be divested expeditiously and for a value that supports the Cobham business case for the A&D acquisition. An outline of the activities within M/A-COM's commercial business is in note 5 below.

Financial Information

For the year ended 30 September 2007, M/A-COM as a whole generated operating profits of US$37.9 million and EBITDA of $62.9 million on revenue of US$477.7 million. At 30 September 2007, M/A-COM's gross assets were approximately US$287.6 million. It is expected that the acquisition of A&D will be earnings enhancing in 2008 and will cover its cost of capital in the second full year of ownership. Based on its acquisition and divestment assumptions, Cobham estimates that the effective price for A&D represents a multiple of approximately 8x estimated 2008 EBITDA.

Allan Cook, Cobham Chief Executive, said:

"Cobham set out to create a presence in the US Defence Electronics industry 14 years ago and has made 10 acquisitions, most recently REMEC and Sensors & Antenna Systems, Lansdale. These businesses have been integrated into a division capable of providing very high end and technical active microwave and antenna subsystems, providing solutions to meet critical customer needs for Radar front-end, EW and CNI. In 2007 the division delivered $600 million revenue and a 24% return on invested capital. With Lansdale and M/A-COM we will have pro-forma revenue of $850 million in Defence Electronics, which is at the heart of Cobham's strategy."

- ends -

ENQUIRIES
Cobham plc **+44 (0) 1202 857738** (on the day)

Allan Cook, Chief Executive +44 (0) 1202 882020
Warren Tucker, Chief Financial Officer +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Weber Shandwick Financial

Susan Ellis +44 (0)20 7067 0700

Presentation and Dial-in Facility

An analyst and investor presentation on the acquisition with Allan Cook, Cobham Chief Executive and Warren Tucker, Cobham Chief Financial Officer will be held at 14.00 on Tuesday, 13 May at Cobham's London office, 11 Stanhope Gate, W1K 1AN. There will be a dial-in facility to accompany the call. The dial- in number is 020 7162 0025.

A playback facility will be available on the Cobham website (www.cobham.com) for 14 days following the announcement.

Notes

1. **Cobham plc** is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the capability of aerospace and defence platforms.

2. **Cobham Defence Electronic Systems (CDES)** designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna subsystems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. CDES is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.

3. In certain circumstances, **goodwill amortisation** is a deductible expense for tax purposes. In this situation, the net present value of the tax benefit is calculated and is deducted from the headline price to present an effective acquisition price.

4. **Integration and restructuring costs** arising, consistent with the existing Cobham policy, will be offset against Cobham's cumulative portfolio restructuring profits to date, to the extent these have not been previously utilised.

5. **The commercial business of M/A-COM** comprises a number of products including integrated circuit, power transistors and diode segments within the semiconductor market for use in wireless communications and industrial/military and consumer applications, infrastructure/components for wireless applications such as cellular base stations and WiMAX infrastructure using RF, microwave and semiconductor based components and radio frequency identification components for use in inventory management and asset tracking applications.

6. **UBS Securities LLC** acted as sole financial advisor to Cobham on this transaction.

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

END

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	16:23 22-May-08
Number	1137V16

RNS Number : 1137V
Cobham PLC
22 May 2008

22 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Cobham plc announces that on 21 May 2008 Gordon Page, Non-executive Director, purchased 1,000,000 ordinary shares in the company at 213.1 pence per share and that his wife, Judith Page, purchased 700,000 ordinary shares in the company, also at 213.1 pence per share. This total amount of shares purchased by Mr and Mrs Page represents 0.15% of the issued ordinary share capital in the company.

This share repurchase follows Mr Page's sale of 1,776,580 shares on 31 March 2008 and his indication that he intended to undertake a share repurchase following the sale of shares ahead of the new Capital Gains Tax legislation.

- ENDS -

ENQUIRIES

Cobham plc

Julian Wais, Director of Investor Relations	+44(0)1202 857998
Julian Hellebrand, Group Director of Communications	+44(0)1202 857651

Weber Shandwick Financial

Susan Ellis/Louise Robson	+44 (0)20 7067 0700

NOTES
Cobham's products and services have been at the heart of sophisticated military and civil systems for more than 70 years, keeping people safe, improving communications and enhancing the capability of land, sea, air and space platforms. The Company has four divisions employing over 10,000 people on five continents, with customers and partners in more than 100 countries and annual revenues of over £1bn.

END

END